EXHIBIT 99.2

Indian GAAP Press Release

Infosys Technologies Limited - Financial Release June 30, 2006

Q1 revenues grew sequentially by 15%

Guidance revised upwards. Revenues expected to grow 40.2% - 40.7% in fiscal 2007

Bangalore , India - July 12, 2006

Highlights

Consolidated results for the quarter ended June 30, 2006

  Income was Rs. 3,015 crore for the first quarter ended June 30, 2006; YoY growth was 45.6%
  Net profit after tax before exceptional items was Rs. 794 crore for the quarter ended June 30, 2006; YoY growth was 49.2%
  Earnings per share* before exceptional items increased to Rs. 28.71 from Rs. 19.63 for the corresponding quarter in the previous year; YoY growth was 46.3%

Others

  38 new clients were added during the quarter by Infosys and subsidiaries
  Gross addition of 8,097 employees (net 5,694) for the quarter by Infosys and subsidiaries
  58,409 employees as on June 30, 2006 for Infosys and subsidiaries

"Our efforts in building the brand, developing the client base, and expanding strategic accounts have fueled our robust organic model," said Nandan M. Nilekani, CEO, President and Managing Director.

Business outlook

The company's outlook (consolidated) for the quarter ending September 30, 2006 and the fiscal year ending March 31, 2007, under Indian GAAP and US GAAP, is as follows:

Outlook under Indian GAAP - consolidated

Quarter ending September 30, 2006**

  Income is expected to be in the range of Rs. 3,257 crore and Rs. 3,280 crore; YoY growth of 42.0% - 43.0%
  Earnings per share* are expected to be between Rs. 29.47 and Rs. 29.78; YoY growth of 32.4% - 33.8%

Fiscal year ending March 31, 2007**

  Income is expected to be in the range of Rs. 13,350 crore and Rs. 13,400 crore; YoY growth of 40.2% - 40.7%
  Earnings per share* are expected to be between Rs. 124.51 and Rs. 125.74; YoY growth of 38.3% - 39.6%

Outlook under US GAAP

Quarter ending September 30, 2006

  Consolidated revenues are expected to be in the range of $ 710 million and $ 715 million; YoY growth of 35.5% - 36.5%
  Consolidated earnings per American Depositary Share* are expected to be between $ 0.64 and
  $ 0.65; YoY growth of 25.5% - 27.5%

Fiscal year ending March 31, 2007

  Consolidated revenues are expected to be in the range of $ 2.91 billion and $ 2.92 billion; YoY growth of 35.4% - 35.9%
  Consolidated earnings per American Depositary Share* are expected to be between $ 2.70 and
  $ 2.73; YoY growth of 32.4% - 33.8%

* Not adjusted for issue of 1:1 bonus shares, as the record date for issue of bonus shares is July 14, 2006.
** conversion 1 $ = Rs. 45.87

"We witnessed strong growth during the quarter and we believe we have the required scale, execution capabilities and end-to-end service offering to take advantage of the momentum seen in the marketplace," said S. Gopalakrishnan, Member of the Board and COO.

Changes to Board of Directors

Mr. N. R. Narayana Murthy, Chairman and Chief Mentor, turns 60 on August 20, 2006 and as per the service rules of the company, he will retire from the services of the company on that date. In this connection, the Board resolved to appoint Mr. Murthy as an Additional Director of the company with effect from August 21, 2006 and further resolved that Mr. Murthy will serve as the Non-Executive Chairman of the Board and Chief Mentor with effect from August 21, 2006.

The Board also resolved that Mr. Nandan M. Nilekani, currently the Chief Executive Officer, President and Managing Director of the company, be re-designated as the Chief Executive Officer and Managing Director with effect from August 21, 2006 and that Mr. S. Gopalakrishnan, currently the Chief Operating Officer and Deputy Managing Director, be promoted and re-designated as the President, Chief Operating Officer and Joint Managing Director with effect from August 21, 2006.

Expansion of services and significant projects

Infosys continued to provide high quality business transformation solutions to clients by combining innovation in service delivery and technology.

In a product engineering engagement, Infosys is helping a software product company to accelerate its product development. The company will also benefit from Infosys' Infrastructure Management and System Integration services. Infosys is building an application for a home improvement and building products conglomerate to enable Sarbanes-Oxley compliance.

Infosys is re-engineering the Electronic Data Interchange (EDI) platform for a leading manufacturer to improve operational efficiency across its European operations. As a key partner in a major digital lifestyle company's Supply Chain Excellence Program, Infosys is involved in designing and implementing its demand and supply network planning processes.

Infosys is helping a large semiconductor company address its operational challenges through effective customer data management. A leading hi-tech distributor has lowered its IT support costs by adopting an Infosys shared-services model to provide Oracle ERP support for its multiple operating subsidiaries.

Infosys partnered with a major European telecommunications services provider in designing and developing an Inventory Management System to consolidate its multiple standalone systems.

Infosys is working with a large specialty retailer in the US to develop a merchandise planning application that will permit planners to model the sales and inventory plans in real-time for improved decision-making and forecasting.

A Fortune 100 pharmaceutical and medical devices manufacturer is using Infosys' expertise in strategic business transformation initiatives to achieve an efficient world-class IT services sourcing model.

Infosys is defining the product roadmap for corporate actions for a leading US financial services conglomerate. Infosys is also helping the company with a buy-or-build analysis.

"During the quarter, revenues from two of our clients crossed $ 100 million," said S. D. Shibulal, Member of the Board and Head - Worldwide Customer Sales & Delivery. "Growth in Europe continues to be strong. Our growth during the quarter is driven mainly by the telecom, financial services and manufacturing sectors."

Finacle®

Finacle®, the universal banking solution from Infosys, consolidated its position as a preferred choice for large global banks.

A large Indian bank is deploying Finacle® core banking solution across 600 branches, an initiative focused on achieving significant cost advantage. United Bank of India has licensed Finacle® to differentiate its value proposition in retail banking and manage rapid operational growth. A large financial institution in the Caribbean has selected Finacle® consumer e-banking and corporate e-banking solutions.

State Bank of India successfully rolled out Finacle® across its branches in 20 countries, including China, the US and Oman. Finacle® treasury solution was rolled out in Equity Bank, Kenya, while Finacle® core banking solution was implemented at DBS, Indonesia.

Process innovation at Infosys

During the quarter, Infosys filed 1 patent application at the United States Patent and Trademark Office (USPTO) and 8 patent applications at the patent office in India for process innovation in IT services. As of June 30, 2006, Infosys had filed 44 patent applications in India and the US.

Infosys' Research and Development arm, SETLabs, is working closely with clients in developing their technology roadmaps. Infosys is developing Intellectual Property (IP) in business-critical areas such as Service Oriented Architecture, High Performance and Grid Computing, Convergence and Mobility, Business Process Management and Information Management.

Liquidity and capital expenditure

Cash and cash equivalents, including investments in liquid mutual funds, as on June 30, 2006 was Rs. 3,434 crore (Rs. 2,684 crore as on June 30, 2005). During the quarter, Infosys incurred capital expenditure of Rs. 193 crore, paid dividend including dividend tax of Rs. 1,215 crore, and paid Rs. 530 crore towards acquisition of minority interest in Progeon Limited. Operating cash flows during the quarter ended June 30, 2006 were Rs. 466 crore (Rs. 578 crore for the quarter ended June 30, 2005).

"We benefited from the depreciation of the rupee against all major currencies during the quarter," said V. Balakrishnan, Chief Financial Officer. "Our margins have been maintained, despite increases in salaries and visa costs. We continue to focus on margins without compromising on investments needed to meet our growth objectives."

Human resources

Infosys added 8,097 (gross) employees during the quarter. About 2,000 employees joined on a single day during the quarter, which is the highest at Infosys. Infosys continues to invest in creating a strong training and recruitment engine to meet its growth objectives.

"We are well on our way to hiring 25,000 (gross) employees for the year," said T. V. Mohandas Pai, Member of the Board and Head - HRD and Education & Research. "Our employee policies and investments in education and training have made Infosys the employer of choice."

Progeon Limited

On June 30, 2006, Infosys acquired 87,50,000 equity shares (23% on a fully diluted basis) of Progeon Limited from Citicorp International Finance Corporation for a consideration of Rs. 530 crore ($ 115.13 million). As of June 30, 2006, Infosys holds 96.96% of the outstanding equity shares of Progeon Limited. The net consideration of Rs. 309 crore after withholding taxes of Rs. 221 crore was remitted to Citicorp International Finance Corporation on June 30, 2006.

Infosys in the new NASDAQ Global Select Market

Infosys was included in the new NASDAQ Global Select Market on July 3, 2006. The NASDAQ Global Select Market has the highest initial listing standards of any exchange in the world based on financial and liquidity requirements.

Bonus issue of shares

The Board has fixed July 14, 2006 as the Record Date to determine the shareholders and holders of ADSs who will receive the bonus equity shares and additional ADSs respectively.

About the company

Infosys (NASDAQ: INFY) defines, designs and delivers IT-enabled business solutions. These provide our clients with strategic differentiation and operational superiority, thereby increasing their competitiveness. Each solution we provide is delivered with the industry-benchmark "Infosys Predictability" that gives our clients peace of mind. With Infosys, they are assured of a transparent business partner, business-IT alignment with flexibility, world-class processes, speed of execution and the power to stretch their IT budget by leveraging the Global Delivery Model that Infosys pioneered. Infosys has over 58,000 employees in over 35 offices worldwide. For more information, visit www.infosys.com

Safe Harbor

Certain statements in this release concerning our future growth prospects are forward-looking statements, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the success of our investments, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT, business process outsourcing and consulting services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry.

Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2006. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.

Contact

Investor Relations	Shekar Narayanan, India +91 (80) 4116 7744 shekarn@infosys.com	Sandeep Mahindroo, USA +1 (510) 402 3563 sandeep_mahindroo@infosys.com
Media Relations	Bani Paintal Dhawan, India +91 (80) 2852 2408 Bani_Dhawan@infosys.com	Peter Mclaughlin, USA +1 (213) 268 9363 Peter_Mclaughlin@infosys.com

INFOSYS TECHNOLOGIES LIMITED

		in Rs. crore
Balance Sheet as at	June 30, 2006	March 31, 2006
SOURCES OF FUNDS
SHAREHOLDERS' FUNDS
Share capital	138	138
Reserves and surplus	7,690	6,759
	7,828	6,897
APPLICATION OF FUNDS
FIXED ASSETS
Original cost	3,075	2,837
Less: Accumulated depreciation	1,371	1,275
Net book value	1,704	1,562
Add: Capital work-in-progress	510	571
	2,214	2,133
INVESTMENTS	2,268	876
DEFERRED TAX ASSETS	63	56
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	1,765	1,518
Cash and bank balances	1,124	3,279
Loans and advances	1,400	1,252
	4,289	6,049
LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	804	808
Provisions	202	1,409
NET CURRENT ASSETS	3,283	3,832
	7,828	6,897

NOTE:

The audited Balance Sheet as at June 30, 2006 has been taken on record at the board meeting held on July 12, 2006.

INFOSYS TECHNOLOGIES LIMITED

	in Rs. crore, except per share data
Profit and Loss Account for the	Quarter ended June 30
	2006	2005
Income from software services and products	2,867	1,967
Software development expenses	1,615	1,064
GROSS PROFIT	1,252	903
Selling and marketing expenses	167	119
General and administration expenses	211	137
	378	256
OPERATING PROFIT BEFORE INTEREST AND DEPRECIATION	874	647
Interest	-	-
Depreciation	97	75
OPERATING PROFIT BEFORE TAX AND EXCEPTIONAL ITEMS	777	572

Other income, net	129	30
Provision for investments	3	-
NET PROFIT BEFORE TAX AND EXCEPTIONAL ITEMS	903	602
Provision for taxation	104	79
NET PROFIT AFTER TAX AND BEFORE EXCEPTIONAL ITEMS	799	523
Income from sale of investments (net of taxes)	6	-
NET PROFIT AFTER TAX AND EXCEPTIONAL ITEMS	805	523

Balance Brought Forward	2,195	1,428
Less: Residual dividend paid	4	-
Additional dividend tax	1	-
	2,190	1,428

AMOUNT AVAILABLE FOR APPROPRIATION	2,995	1,951
Dividend
Interim	-	-
Final	-	-
Total dividend	-	-
Dividend tax	-	-
Amount transferred to general reserve	-	-
Balance in profit and loss account	2,995	1,951
	2,995	1,951
EARNINGS PER SHARE*
Equity shares of par value Rs. 5/- each
Before Exceptional Items
Basic	28.89	19.33
Diluted	28.22	18.79
After Exceptional Items
Basic	29.13	19.33
Diluted	28.45	18.79
Number of shares used in computing earnings per share
Basic	27,64,12,363	27,09,95,442
Diluted	28,30,19,236	27,88,25,223

* Not adjusted for issue of 1:1 bonus shares, as the record date for issue of bonus shares is July 14, 2006.

NOTE:
The audited Profit & Loss Account for the quarter ended June 30, 2006 has been taken on record at the board meeting held on July 12, 2006

A Fact Sheet providing the operating metrics of the company can be downloaded from www.infosys.com

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

		in Rs. crore
Consolidated Balance Sheet as at	June 30, 2006	March 31, 2006
SOURCES OF FUNDS
SHAREHOLDERS' FUNDS
Share capital	138	138
Reserves and surplus	7,705	6,828
	7,843	6,966
MINORITY INTEREST	8	68
	7,851	7,034
APPLICATION OF FUNDS
FIXED ASSETS
Original cost	3,647	2,983
Less: Accumulated depreciation	1,433	1,328
Net book value	2,214	1,655
Add: Capital work-in-progress	510	571
	2,724	2,226
INVESTMENTS	1,638	755
DEFERRED TAX ASSETS	73	65
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	1,870	1,608
Cash and bank balances	1,272	3,429
Loans and advances	1,427	1,297
	4,569	6,334
LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	949	934
Provisions	204	1,412
NET CURRENT ASSETS	3,416	3,988
	7,851	7,034

NOTE:
Principles of consolidation: The financial statements are prepared in accordance with the principles and procedures for the preparation and presentation of consolidated financial statements as set out in the Accounting Standard on Consolidated Financial Statements prescribed by the Institute of Chartered Accountants of India. The financial statements of the parent company Infosys Technologies Limited ("Infosys" or "company") and its subsidiaries have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances and transactions and resulting unrealized gains / losses.

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

	in Rs. crore, except per share data
Consolidated Profit and Loss Account for the	Quarter ended June 30
	2006	2005
Income from software services, products and business process management	3,015	2,071
Software development and business process management expenses	1,666	1,104
GROSS PROFIT	1,349	967
Selling and marketing expenses	204	141
General and administration expenses	256	162
	460	303
OPERATING PROFIT BEFORE INTEREST, DEPRECIATION AND MINORITY INTEREST	889	664
Interest	-	-
Depreciation	106	80
OPERATING PROFIT BEFORE TAX, MINORITY INTEREST AND EXCEPTIONAL ITEMS	783	584

Other income, net	128	28
Provision for investments	3	-
NET PROFIT BEFORE TAX, MINORITY INTEREST AND EXCEPTIONAL ITEMS	908	612
Provision for taxation	106	80
NET PROFIT AFTER TAX AND BEFORE MINORITY INTEREST AND EXCEPTIONAL ITEMS	802	532
Income from sale of investments (net of taxes)	6	-
NET PROFIT AFTER TAX, EXCEPTIONAL ITEMS AND BEFORE MINORITY INTEREST	808	532
Minority Interest	8	-
NET PROFIT AFTER TAX, EXCEPTIONAL ITEMS AND MINORITY INTEREST	800	532

Balance Brought Forward	2,219	1,415
Less: Residual dividend paid	4	-
Additional dividend tax	1	-
	2,214	1,415
AMOUNT AVAILABLE FOR APPROPRIATION	3,014	1,947
Dividend
Interim	-	-
Final	-	-
Total dividend	-	-
Dividend tax	-	-
Amount transferred to general reserve	-	-
Balance in profit and loss account	3,014	1,947
	3,014	1,947
EARNINGS PER SHARE*
Equity shares of par value Rs. 5/- each
Before Exceptional Items
Basic	28.71	19.63
Diluted	28.04	19.08
After Exceptional Items
Basic	28.95	19.63
Diluted	28.27	19.08
Number of shares used in computing earnings per share
Basic	27,64,12,363	27,09,95,442
Diluted	28,30,19,236	27,88,25,223

* Not adjusted for issue of 1:1 bonus shares, as the record date for issue of bonus shares is July 14, 2006.